Exhibit 21.1

Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation
EVERTEC Costa Rica, S.A.	Costa Rica
EVERTEC Dominicana, S.A.S	Dominican Republic
EVERTEC Finance Corp.	Puerto Rico
EVERTEC Group, LLC	Puerto Rico
EVERTEC Guatemala, S.A.	Guatemala
EVERTEC Intermediate Holdings, LLC	Puerto Rico
EVERTEC Latinoamerica, S.A.	Costa Rica
EVERTEC México Servicios de Procesamiento, S.A. de C.V.	Mexico
EVERTEC Panamá, S.A.	Panama
Tarjetas Inteligentes Internacionales, S.A.	Costa Rica